Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Announces US$6.0 Million Share Repurchase Program

Shenzhen, China, October 13, 2020 — Aesthetic Medical International Holdings Group Limited (the “Company”) (NASDAQ: AIH), a leading provider of aesthetic medical services in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$6.0 million worth of its American depositary shares over the next 12-month period, effective until October 12, 2021, pursuant and subject to applicable laws and the Company’s securities trading policy. All factors, including, but not limited to, trading price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions shall be taken into account when determining the timing, volume and conditions of the share repurchases under the share repurchase program.

The Company’s share repurchases may be made from time to time in the open market at prevailing market prices, depending on market conditions and in accordance with the applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the share repurchase program. The Company expects to utilize its existing funds to fund repurchases made under this program.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com